Filed by FS Development Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FS Development Corp. II

Commission File No. 001-40067

Date: August 26, 2021

The following article from the Wall Street Journal was published on August 26, 2021 and can be found at https://www.wsj.com/articles/startup-pardes-biosciences-joins-hunt-for-covid-19-pill-11629977400#:~:text=Company%20is%20competing%20with%20drugmakers,widely%20used%20outside%20the%20hospital&text=Startup%20Pardes%20Biosciences%20Inc.%20has,treat%20and%20prevent%20the%20disease.:

8/26/2021	Startup Pardes Biosciences Joins Hunt for Covid-19 Pill

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https://www.wsj.com/articles/startup-pardes-biosciences-joins-hunt-for-covid-19-pill-11629977400

INDUSTRY NEWS

Startup Pardes Biosciences Joins Hunt for Covid-19 Pill

Company is competing with drugmakers including Pfizer, Shionogi to create an oral medicine that can be widely used outside the hospital

Pardes Biosciences Inc. is among companies betting that drugs will be needed to complement Covid-19 vaccines. Here, masked pedestrians in San Francisco this week.

PHOTO: DAVID PAUL MORRIS/BLOOMBERG NEWS

By Brian Gormley

Aug. 26, 2021 7:30 am ET

Startup Pardes Biosciences Inc. has begun clinical trials of a pill for Covid-19, entering the hunt for an oral medicine that could be widely used to treat and prevent the disease.

U.S. regulators have approved the drug remdesivir, made by Gilead Sciences Inc., for hospitalized patients, and monoclonal antibodies taken intravenously have gained emergency-use authorizations to treat patients at high risk for developing severe Covid-19 and to prevent hospitalizations.

https://www.wsj.com/articles/startup-pardes-biosciences-joins-hunt-for-covid-19-pill-11629977400?mod=searchresults_pos1&page=1	1/5

8/26/2021	Startup Pardes Biosciences Joins Hunt for Covid-19 Pill

Carlsbad, Calif.-based Pardes, which plans to go public by October through a merger with a blank-check company, is vying with drugmakers such as Pfzer Inc. and Shionogi & Co. to create a medicine patients could take easily outside the hospital. Companies are launching studies of these medicines, called protease inhibitors, as Covid-19 cases have been rising, especially among the unvaccinated.

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These companies are betting that drugs will be needed to complement vaccines because of breakthrough infections among the vaccinated and because many people are hesitant to get vaccinated.

“It’s really clear that we need more than vaccines to fght this pandemic,” said Jim Tananbaum, chief executive of Foresite Capital, an investor in Pardes.

Protease inhibitors, introduced in the 1990s, are now used to treat viral diseases including HIV, said Aaron Glatt, chair of the Department of Medicine at Mount Sinai South Nassau on Long Island. Protease inhibitors block an enzyme the virus needs to replicate.

Protease inhibitors for Covid-19 are an exciting prospect, but still must be proved safe and efective, said Dr. Glatt, also a spokesman for the Infectious Diseases Society of America. He added that there is always potential for unforeseen side efects to emerge as research progresses.

“It’s an exciting area of research, but that’s what it is at this time, very preliminary research,” Dr. Glatt said.

https://www.wsj.com/articles/startup-pardes-biosciences-joins-hunt-for-covid-19-pill-11629977400?mod=searchresults_pos1&page=1	2/5

8/26/2021	Startup Pardes Biosciences Joins Hunt for Covid-19 Pill

Pardes Biosciences Chief Executive Uri Lopatin.

PHOTO: PARDES BIOSCIENCES

Pfzer has added a protease inhibitor into studies of Covid-19 patients who are at increased risk of progressing to severe illness. The protease inhibitor is used in combination with a booster drug, ritonavir, to help it remain in the body longer at higher concentrations. If the study is successful, Pfzer could seek emergency-use authorization by year-end, a spokeswoman said.

Japan-based Shionogi said in July that it had started initial trials of an oral protease inhibitor in healthy subjects in its home country. Shionogi’s drug doesn’t need a booster, according to a spokeswoman. This study should be completed in September and discussions are under way with Japanese authorities about further development, the spokeswoman said.

Preclinical research suggests that Pardes’s drug could be given without a booster, though that must be proven in clinical trials, said Chief Executive Uri Lopatin. Which protease inhibitor is best for patients will have to be learned in clinical trials, he said.

If all goes well with its initial study of healthy volunteers, Pardes plans to test the drug to treat and prevent Covid-19 in further clinical studies beginning in early 2022, Dr. Lopatin said.

Pardes capitalized on published research on compounds studied to treat the coronaviruses SARS and MERS, as well as scientifc information in the public domain about the new coronavirus, to speed its identifcation of a new protease inhibitor for Covid-19, he said.

The startup closed a $52 million frst, or Series A, round of fnancing in January from Foresite, Khosla Ventures and other backers. In June, Pardes decided to merge with a blank-check company created by Foresite to go public and gain access to substantial funding needed to manufacture the drug for clinical trials and eventually make it available to patients, Dr. Lopatin said.

Write to Brian Gormley at brian.gormley@wsj.com

https://www.wsj.com/articles/startup-pardes-biosciences-joins-hunt-for-covid-19-pill-11629977400?mod=searchresults_pos1&page=1	3/5

About Pardes Biosciences

Pardes Biosciences is a clinical-stage biopharmaceutical company committed to solving some of the world’s most pressing public health challenges. Pardes leverages structure-based drug design and a tunable, reversible covalent chemistry platform for novel drug discovery. The company’s lead product candidate, PBI-0451, is being developed as a potential direct-acting, oral antiviral drug to treat and prevent SARS-CoV-2 infections. PBI-0451 is designed to inhibit the coronavirus main protease, an essential protein for SARS-CoV-2 replication. This protease is highly similar across all coronaviruses, including known and emerging coronavirus variants. Pardes Biosciences is headquartered in Carlsbad CA. For more information, visit www.pardesbio.com.

Additional Information and Where to Find It

On June 29, 2021, Pardes entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with FS Development Corp. II (Nasdaq: FSII), a special purpose acquisition company sponsored by Foresite Capital.

In connection with the Merger Agreement, FS Development Corp. II has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a description of the terms of the business and includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FS Development Corp. II to vote on the business combination. Before making a voting decision, investors, shareholders and other interested persons of FS Development Corp. II are urged to read, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about FS Development Corp. II, Pardes and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FS Development Corp. II as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939. The preliminary and definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FS Development Corp. II and Pardes and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Information about the directors and executive officers of FS Development Corp. II is set forth in the filed registration statement on Form S-4 containing the proxy statement/prospectus for the proposed business combination, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: FS Development Corp. II, Attn: Secretary, 900 Larkspur Landing Circle, Suite 150, Larkspur, California 94939.

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Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the advancement of our product candidate, PBI-0451, as well as statements about the potential attributes and benefits of Pardes’ product candidate, the format and timing of Pardes’ product development activities and clinical trials, the timing on the disclosure of clinical data and whether clinical trials will replicate the results from preclinical studies and the ability to develop other drug product candidates for other diseases using our platform. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination, the occurrence of any event that could give rise to the termination of the Merger Agreement, the ability to recognize the anticipated benefits of the business combination, development of competing therapeutic treatments for COVID-19 on Pardes’ business and/or other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by FS Development Corp. II with the SEC and those included under the header “Risk Factors” in the final prospectus of FS Development Corp. II related to its initial public offering. Most of these factors are outside of FS Development Corp. II’s and Pardes’ control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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